
May 7, 2020

Daphne Huang
Chief Financial Officer
TARO PHARMACEUTICAL INDUSTRIES LTD
3 Skyline Drive
Hawthorne, New York 10532

> **Re: TARO PHARMACEUTICAL INDUSTRIES LTD**
> **Form 20-F for Fiscal Year Ended March 31, 2019**
> **Filed June 20, 2019**
> **File No. 001-35463**
> **Response Dated April 10, 2020**

Dear Ms. Huang:

We have reviewed your April 10, 2020 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2019

Note 2: - Significant Accounting Policies
b. Financial statements in U.S. dollars, page F-12

1. Please confirm that you will expand your disclosures here and within MD&A, as appropriate, to disclose the nature and timing of the change, the actual and reasonably likely effects of the change, and economic facts and circumstances that led management to conclude that the change was appropriate. The effects of those underlying economic facts and circumstances on the registrant's business should also be discussed in MD&A. Refer to Section I-D of the Division of Corporation Finance's Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences